Exhibit 99.1

China Finance Online Reports First Quarter 2016

Unaudited Financial Results

BEIJING, May 31, 2016 -- China Finance Online Co. Limited ("China Finance Online", or the "Company", "we", "us" or "our") (NASDAQ GS: JRJC), a leading web-based financial services company that provides Chinese retail investors with online access to securities and commodities trading, wealth management products, investment advisory services, as well as financial database and analytics services to institutional customers, today announced its unaudited financial results for the first quarter ended March 31, 2016.

First quarter 2016 Financial Highlights

•	Net revenues were $30.7 million, an increase of 124.2% year-over-year.

•	Revenues from financial services were $26.8 million, an increase of 181.8% year-over-year.

•	Revenues from financial information and advisory business were $3.2 million, an increase of 46.3% year-over-year.

•	Gross margin was 84.3%, compared with 75.0% in the first quarter of 2015.

•	Net income attributable to China Finance Online was $2.0 million, compared with a net loss of US$1.3 million in the first quarter of 2015.

Mr. Zhiwei Zhao, Chairman and CEO of China Finance Online commented, “We had a strong start to the year with revenues from our financial services and financial information and advisory businesses increase significantly on a year-over-year basis. I believe this demonstrates the value our services provide as investors increasingly turn to us for professional advice and information during periods of market volatility. iTouGu continued to grow steadily and now has 4.4 million activated users.”

Mr. Zhao continued, “To further diversify our FinTech strategy during the quarter, we began developing a robo-advisor investment service which provides automated customizable investment solutions based on proprietary algorithms and investment strategies. We believe that with the right corporate strategy and teams, these technologies will allow us to set the pace in developing a low-cost, high-efficiency, and personalized wealth management service in China.”

First Quarter 2016 Financial Results

Net revenues were $30.7 million, an increase of 124.2% from $13.7 million during the first quarter of 2015 and a decrease of 8.7% from $33.6 million during the fourth quarter of 2015. During the first quarter of 2016, revenues from financial services, financial information and advisory business and advertising services contributed 87%, 10% and 2% of the net revenues, respectively, compared with 69%, 16% and 15%, respectively, for the corresponding period in 2015.

Revenues from financial services were $26.8 million, an increase of 181.8% from $9.5 million during the first quarter of 2015 and 3.4% from $25.9 million during the fourth quarter of 2015. Revenues from financial services comprise of equity and commodities brokerage services. The year-over-year increase was mainly due to a significant increase in revenues from the Company’s commodities brokerage services.

Revenues from financial information and advisory business were $3.2 million, an increase of 46.3% from $2.2 million during the first quarter of 2015 and a decrease of 47.1% from $6.0 million in the fourth quarter of 2015. Revenues from financial information and advisory business comprise of subscription services from individual and institutional customers.

As of March 31, 2016, iTouGu, the Company’s social-driven stock selection platform, had over 4.4 million activated users.

Revenues from advertising were $0.6 million, a decrease of 70.8% from $2.0 million in the first quarter of 2015 and 66.4% from $1.8 million in the fourth quarter of 2015.

Gross profit was $25.9 million, an increase of 152.1% from $10.3 million in the first quarter of 2015 and a decrease of 5.8% from $27.5 million in the fourth quarter of 2015. Gross margin in the first quarter of 2016 was 84.3%, compared with 75.0% in the first quarter of 2015 and 81.8% in the fourth quarter of 2015. The year-over-year increase in gross margin was mainly due to revenues from financial services, which typically have higher gross margins, accounting for a larger proportion of total revenues.

General and administrative expenses were $4.9 million, an increase of 66.1% from $3.0 million in the first quarter of 2015 and a decrease of 13.9% from $5.7 million in the fourth quarter of 2015. The year-over-year increase was mainly attributable to an increase in share-based compensation expenses.

Sales and marketing expenses were $11.8 million, an increase of 44.7% from $8.1 million in the first quarter of 2015 and a decrease of 28.0% from $16.4 million in the fourth quarter of 2015. The year-over-year increase was primarily due to an increase in sales bonus and staff-related expenses.

Research and development expenses were $2.7 million, a decrease of 4.5% from $2.8 million in the first quarter of 2015 and flat with the fourth quarter of 2015.

Income from operations was $7.0 million, compared with a loss from operations of $3.5 million in the first quarter of 2015 and an income from operations of $2.5 million in the fourth quarter of 2015.

Net income attributable to China Finance Online was $2.0 million, compared with a net loss of $1.3 million in the first quarter of 2015 and a net income of $10.0 million in the fourth quarter of 2015.

Fully diluted earnings per ADS attributable to China Finance Online was $0.08 for the first quarter of 2016, compared with a fully diluted loss per ADS of $0.06 for the first quarter of 2015 and a fully diluted earnings per ADS of $0.40 for the fourth quarter of 2015. Basic and diluted weighted average numbers of ADSs for the first quarter of 2016 were 22.6 million and 25.4 million, respectively. Each ADS represents five ordinary shares of the Company.

As of March 31, 2016, total cash and cash equivalents were $89.7 million, compared with $85.7 million as of December 31, 2015.

Total shareholders' equity of China Finance Online was $91.5 million as of March 31, 2016, compared with $88.0 million as of December 31, 2015.

Conference Call Information

The management will host a conference call on May 31, 2016 at 8:00 p.m. U.S. Eastern Time (8:00 a.m. Beijing/Hong Kong time on June 1, 2016). Dial-in details for the earnings conference call are as follows:

US: 1-800-742-9301
Hong Kong: 800-906-648
Singapore: 800-616-2313
China: 800-870-0210/400-120-3170
Conference: ID: 19497120

Please dial in 10 minutes before the call is scheduled to begin and provide the conference ID to join the call.

A replay of the call will be available shortly after the conclusion of the conference call through 8:00 a.m. Eastern Time on June 7, 2016. The dial-in details for the replay are:

US: 1-855-452-5696
Hong Kong: 800-963-117
Singapore: 800-616-2305
China: 800-870-0205/400-632-2162
Conference ID: 19497120

In addition, a live and archived webcast of the conference call will be available at http://edge.media-server.com/m/p/a9y8rykp.

About China Finance Online

China Finance Online Co. Limited is a leading web-based financial services company that provides Chinese retail investors with online access to securities and commodities trading services, wealth management products, securities investment advisory services, as well as financial database and analytics services to institutional customers. The Company's prominent flagship portal site, www.jrj.com, is ranked among the top financial websites in China. In addition to the web-based securities trading platform, the Company offers basic financial software, information services and securities investment advisory services to retail investors in China. Through its subsidiary, Shenzhen Genius Information Technology Co. Ltd., the Company provides financial database and analytics to institutional customers including domestic financial, research, academic and regulatory institutions. China Finance Online also provides brokerage services in Hong Kong.

Safe Harbor Statement

This press release contains forward-looking statements which constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. The statements contained herein reflect management's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of the Company. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, this release contains the following forward-looking statements regarding:

•	our prospect and our ability to attract new users and continue to develop iTouGu;

•	our prospect on building a comprehensive wealth management ecosystem through providing a fully-integrated online communication and securities-trading platform;

•	our prospect on stabilization in cash attrition and improvement of our financial position;

•	our initiatives to address customers' demand for intuitive online investment platforms and alternative investment opportunities; and

•	the market prospect of the business of securities-trading, securities investment advisory and wealth management.

Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, which risk factors and uncertainties include, amongst others, the changing customer needs, regulatory environment and market condition that we are subject to; the uneven condition of the world and Chinese economy that could lead to volatility in the equity markets and affect our operating results in the coming quarters; the impact of the changing conditions of the mainland Chinese stock market, Hong Kong stock market and global financial market on our future performance; the unpredictability of our strategic transformation and growth of new businesses, including our commodities brokerage services; the prospect of our margin-related business and the degree to which our implementation of margin account screening and ongoing monitoring will yield successful outcome; the degree to which our strategic collaborations with partners will yield successful outcome; the prospect for China's high-net-worth and middle-class households; the prospect of equipping our customer specialists with new technology, tools and financial knowledge; wavering investor confidence that could impact our business; and possible non-cash goodwill, intangible assets and investment impairment may adversely affect our net income. Further information regarding these and other risks is included in the Company's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F under "Forward-Looking Information" and "Risk Factors". The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

China Finance Online Co. Limited
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)
	Mar. 31, 2016	Dec. 31, 2015
Assets
Current assets:
Cash and cash equivalents	89,712	85,734
Trust bank balances held on behalf of customers	12,700	14,168
Accounts receivable, net - others	9,021	12,008
Accounts receivable, net - Margin clients	4,966	4,367
Prepaid expenses and other current assets	7,650	3,489
Deferred tax assets, current	566	969
Total current assets	124,615	120,735
Long-term investments, net	1,729	1,782
Property and equipment, net	6,170	5,790
Acquired intangible assets, net	1,478	1,539
Rental deposits	1,825	1,423
Goodwill	6,733	6,700
Deferred tax assets, non-current	15	20
Other deposits	2,942	6,076
Total assets	145,507	144,065

Liabilities and equity
Current liabilities:
Deferred revenue, current (including deferred revenue, current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $5,064 and $5,058 as of March 31, 2016 and December 31,2015, respectively)	6,347	6,659
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $13,391 and $13,036 as of March 31, 2016 and December 31, 2015, respectively)	15,165	15,655
Amount due to customers for trust bank balances held on behalf of customers(including amount due to customers for trust bank balances held on behalf of customers of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $533 and $566 as of March 31, 2016 and December 31, 2015, respectively)	12,700	14,168
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $737 and $3,387 as of March 31, 2016 and December 31, 2015, respectively)	2,443	5,494
Deferred tax liabilities, current (including deferred tax liabilities, current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $24 and $13 as of March 31, 2016 and December 31, 2015, respectively)	26	15
Income taxes payable (including income taxes payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $59 and $1,753 as of March 31, 2016 and December 31,2015, respectively)	59	1,768
Total current liabilities	36,740	43,759
Deferred tax liabilities, non-current (including deferred tax liabilities, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $370 and $385 as of March 31, 2016 and December 31, 2015, respectively)	370	385
Deferred revenue, non-current (including deferred revenue, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $158 and $187 as of March 31, 2016 and December 31,2015, respectively)	613	692
Total liabilities	37,723	44,836
Noncontrolling interests	16,258	11,191
Total China Finance Online Co. Limited Shareholders' equity	91,526	88,038
Total liabilities and equity	145,507	144,065

China Finance Online Co. Limited
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands of U.S. dollars, except share and ADS related data)
	Three months ended
	Mar. 31, 2016	Mar. 31, 2015	Dec. 31, 2015
Net revenues	30,713	13,701	33,634
Cost of revenues	(4,807)	(3,424)	(6,119)
Gross profit	25,906	10,277	27,515
Operating expenses
General and administrative(includes share-based compensation expenses of $1,419, $49 and $3,258, respectively)	(4,918)	(2,961)	(5,712)
Sales and marketing (includes share-based compensation expenses of $(21), $28 and $(66), respectively)	(11,778)	(8,138)	(16,362)
Product development (includes share-based compensation expenses of $(127), $79 and $(160), respectively)	(2,698)	(2,824)	(2,716)
Loss from impairment of intangible assets	-	-	(250)

Total operating expenses	(19,394)	(13,923)	(25,040)
Government subsidies	508	99	-
Income (loss) from operations	7,020	(3,547)	2,475
Interest income	244	1,200	1,336
Short-term investment income, net	119	33	79
Gain on the interest sold and retained noncontrolling investment	-	-	10,000
Loss from equity method investment	(62)	-	(47)
Other income (loss), net	71	(315)	15
Exchange loss, net	(157)	(65)	(161)

Income (loss) before income tax expenses	7,235	(2,694)	13,697
Income tax expenses	(424)	(716)	(752)

Net income (loss)	6,811	(3,410)	12,945
Less: Net income (loss) attributable to the noncontrolling interest	4,794	(2,073)	2,933
Net income (loss) attributable to China Finance Online Co. Limited	2,017	(1,337)	10,012

Net income (loss)	6,811	(3,410)	12,945
Changes in foreign currency translation adjustment	448	106	(1,424)
Net unrealized gain on available-for-sale securities, net of tax effects of nil, $1, and nil respectively	-	2	-
Other comprehensive income (loss), net of tax	448	108	(1,424)
Comprehensive income (loss)	7,259	(3,302)	11,521
Less: comprehensive income (loss) attributable to noncontrolling interest	4,794	(2,073)	2,933
Comprehensive income (loss) attributable to China Finance Online Co. Limited	2,465	(1,229)	8,588

Net income (loss) per share attributable to China Finance Online Co. Limited
Basic	0.02	(0.01)	0.09
Diluted	0.02	(0.01)	0.08
Net income (loss) per ADS attributable to China Finance Online Co. Limited
Basic	0.09	(0.06)	0.45
Diluted	0.08	(0.06)	0.40
Weighted average ordinary shares
Basic	112,939,783	110,673,397	111,152,526
Diluted	126,822,437	110,673,397	125,948,776
Weighted average ADSs
Basic	22,587,957	22,134,679	22,230,505
Diluted	25,364,487	22,134,679	25,189,755

For more information, please contact:

China Finance Online Co. Limited

+86-10-8336-3100

ir@jrj.com